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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)

                          Shaman Pharmaceuticals, Inc.

                           ---------------------------
                                (Name Of Issuer)

                                  Common Stock

                          ----------------------------
                         (Title of Class of Securities)

                                    819319500
                          ----------------------------
                                 (CUSIP Number)

                                February 2, 2000

                          ----------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           /___/   Rule 13d-1(B)
           / X /   Rule 13d-1(C)
           /___/   Rule 13d-1(D)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)         Page 1 of 6

CUSIP No. 819319500            13G                             Page 2 of 6 Pages

--------------------------------------------------------------------------------
1       Name Of Reporting Persons
        I.R.S. Identification Nos. of above Persons (entities only)

        Alcamin Anstalt

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) / /
        (b) / /

--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Citizenship or Place of Organization

          Liechtenstein

--------------------------------------------------------------------------------
Number of                 5.   Sole Voting Power
Shares  Beneficially
Owned by Each                  1,863,452 shares (300,002 shares of Common Stock,
Reporting                      1,006,036  shares of Common Stock issuable upon
Person                         conversion of convertible  promissory notes and
With:                          557,414 shares of Common Stock issuable upon
                               exercise of warrants)

                          ------------------------------
                          6.   Shared Voting Power
                                    -0-

                          ------------------------------
                          7.   Sole Dispositive Power

                               1,863,452 shares (300,002 shares of Common Stock, 1,006,036 shares of Common Stock issuable upon conversion of convertible promissory notes and 557,414 shares of Common Stock issuable upon exercise of warrants)

                          ------------------------------
                          8. Shared Dispositive Power
                                -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,863,452 shares (300,002 shares of Common Stock, 1,006,036 shares of Common Stock issuable upon conversion of convertible promissory notes; and 557,414 shares of Common Stock issuable upon exercise of warrants)

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
--------------------------------------------------------------------------------

CUSIP No. 819319500            13G                             Page 3 of 6 Pages

        (a)  Percent of Class Represented by Amount in Row 9

            5.85% as of February 2, 2000 (based on 30,302,787 shares of Common Stock outstanding on February 2, 2000)
--------------------------------------------------------------------------------
12       Type of Reporting Person (See Instructions)
          CO

------------------------------------------------------------------------

ITEM 1.

        (a)   The Name of the Issuer :
             SHAMAN PHARMACEUTICALS, INC. (THE "ISSUER")

        (b)   Address of Issuer's Principal Executive Office:

              213 East Grand Avenue
              South San Francisco, CA  94080

Item 2.

        (a)   Names of the Persons Filing:

              Alcamin Anstalt

        (b)   Address of Principal Business Office or, if none, Residence:

              Aeulestrasse 5 P.O. Box 83
              FL-9490 Vaduz-Liechtenstein

        (c)   Citizenship:

              Liechtenstein

        (d)   Title of Class of Securities:

              Common Stock

        (e)   CUSIP Number:

              819319500

Item 3. If this Statement is Filed Pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) ___ Broker or Dealer Registered under Section 15 of the Act (15 U.S.C. 78o).

CUSIP No. 819319500            13G                             Page 4 of 6 Pages


    (b)   ___ Bank as fefined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) ___ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

    (d)   ___ Investment Company registered under Section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8)

    (e)   ___ An Investment Adviser in accordance with 240.13d-1(b)(1)(ii)(e)

    (f) ___ An Employee Benefit Plan or Endowment Fund in accordance with 240.13d-1(b)(1)(ii)(F)

    (g) ___ A Parent Holding Company or Control Person in accordance with 240.13d-1(b)(1)(ii)(G)

    (h) ___ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

    (i) ___ A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

    (j)   ___ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)


Item 4.  Ownership:

    (a)   Amount Beneficially Owned:

          See Row 9 of cover page.

    (b)   Percent of Class:

          See Row 11 of cover page.

    (c)   Number of shares as to which such person has:

          (i)   Sole power to vote:

                     See Row 5 of cover page.

          (ii)  Shared power to vote or to direct the vote:

                     See Row 6 of cover page.

CUSIP No. 819319500            13G                             Page 5 of 6 Pages


          (iii) Sole Power to dispose or to direct the disposition of:

                     See Row 7 of cover page.

          (iv)  Shared power to dispose or to direct the disposition of:

                     See Row 8 of cover page.

Item 5.  Ownership of Five Percent or less of a Class

If This Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the Beneficial Owner of more than Five Percent of the Class of Securities, check the following /___/.

Item 6.  Ownership of More Than Five Percent on Behalf Of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

CUSIP No. 819319500            13G                             Page 6 of 6 Pages

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in Connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2000

                                                     /s/ Guido Meier
                                                     -----------------
                                                     By: Guido Meier
                                                     Title: Director & CEO